FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

                                               Commission File Number: 000-23345



                         Wyman Park Bancorporation, Inc.
             (Exact name of registrant as specified in its charter)

     11 West Ridgely Road, Lutherville, Maryland 21093-5113; (410) 252-6450 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
            (Title of each class of securities covered by this Form)

                                 Not applicable
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duly to file reports:

          Rule 12g-4(a)(1)(i)  [ ]                Rule 12h-3(b)(1)(ii) [X]
          Rule 12g-4(a)(1)(ii) [ ]
          Rule 12g-4(a)(2)(i)  [ ]                Rule 12h-3(b)(2)(i)  [ ]
          Rule 12g-4(a)(2)(ii) [ ]
          Rule 12h-3(b)(1)(i)  [ ]                Rule 15d-6           [ ]

Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934 Wyman Park Bancorporation, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: February 26, 2003                           By: /S/ DALLAS ARTHUR
                                                      -----------------
                                                          Dallas Arthur
                                                          President